July 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn: Scot Foley

SEC Attorney

RE:  Unique Underwriters, Inc.

Registration Statement on Form S-1

File Number: 333-172850

Filed: March 16, 2011; Amended July 14, 2011

Gentlemen:

We are acknowledging that:

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective at 12:00pm EST on Friday, July 29, 2011, or as soon thereafter as practicable.

Thank you for your assistance.

Sincerely,

/s/ Samuel Wolfe

Samuel Wolfe

CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC